Avinger, Inc.

400 Chesapeake Drive

Redwood City, CA 94063

April 5, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Michael Davis

Re: Avinger, Inc. – Registration Statement on Form S-3 (File No. 333-263922)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-263922) (the “Registration Statement”) of Avinger, Inc. We respectfully request that the Registration Statement become effective as of 5:00 p.m., Eastern Time, on April 7, 2022, or as soon thereafter as is practicable. Once the Registration Statement has been declared effective, please confirm orally that event with our counsel, Dorsey & Whitney LLP, by calling Daniel Lyman at (801) 933-4028.

Very truly yours,

Avinger, Inc.

By:	/s/ Jeffrey M. Soinski
Name:	Jeffrey M. Soinski
Title:	Chief Executive Officer